Workiva Inc.
2900 University Blvd.
Ames, IA 50010
VIA EDGAR
December 9, 2014
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re: Workiva Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-199459
Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Workiva LLC (to be converted into Workiva Inc.) (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 11, 2014, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Drinker Biddle & Reath LLP, by calling Kimberly K. Rubel at (312) 569-1133.
In connection with the foregoing, the Company hereby acknowledges the following:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[Signature Page Follows]

If you have any questions regarding this request, please contact Kimberly K. Rubel of Drinker Biddle & Reath LLP at (312) 569-1133.

Sincerely,

WORKIVA LLC

/s/ Troy M. Calkins
Troy M. Calkins
General Counsel

cc:    Via E-mail

Matthew M. Rizai
Workiva Inc.

Kimberly K. Rubel
Drinker Biddle & Reath LLP

David A. Schuette
Jennifer J. Carlson
Mayer Brown LLP

[Acceleration Request Letter]